SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-32179

INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)

YUKON, CANADA
(Province or other jurisdiction of incorporation or organization)

LEVEL 3, 42-52 ABBOTT STREET CAIRNS, QLD 4870, AUSTRALIA
(Address of principal executive office)

 Registrant’s telephone number, including area code: +61 (7) 4046-4600

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⃞ Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTEROIL CORPORATION

By:	/s/ Michael Hession
	Name:	Michael Hession
	Title:	Chief Executive Officer
Date:	May 5, 2014

INTEROIL CORPORATION

FORM 6-K FOR THE MONTH OF MAY 2014

Exhibit Index

99.1	InterOil Announces 2013 Results.